Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genworth Life and Annuity Insurance Company:

We consent to the incorporation by reference in the registration statements (Nos. 333-67902, 333-69620, and 333-69786) on Form S-1 and (No. 333-128718) on Form S-3 of Genworth Life and Annuity Insurance Company of our report dated January 2, 2007, with respect to the consolidated balance sheets of Federal Home Life Insurance Company and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the Form 8-K of Genworth Life and Annuity Insurance Company.

Our report dated January 2, 2007 refers to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004.

/s/ KPMG LLP

Richmond, Virginia

January 2, 2007